October 11, 2007

VIA EDGAR AND FAX (202) 772-9209

Mr. Kevin Woody

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

RE:

InLand Capital Fund, L.P.

Form 10-K for Fiscal Year Ended

December 31, 2006

Filed March 22, 2007

File No. 000-21606

Dear Mr. Woody:

On behalf of InLand Capital Fund, L.P. (the “Company” or “We”), set forth below is the Company’s response to your comments contained in your letter dated October 1, 2007 relating to the above referenced Form 10-K.  We have included your comments in bold, and have also presented page references where appropriate.

SEC Comment:

Form 10-K for the year ended December 31, 2006

Financial Statements

Statement of Operations, page 18

1.

We note your response to our prior comment three.  Please confirm for us that you will list interest income and other income as non-operating income below your operating expenses.  Also, please tell us how your current presentation of income tax expense complies with Rule 5-03 of Regulation S-X.  In your response, please provide us with an example of your proposed revisions to be included in future filings.

Company Response:

We confirm that we will list interest income, other expenses and other income below our operating expenses.  In addition, our current presentation of income tax expense complies with Rule 5-03 of Regulation S-X in that the tax we are liable for is the 1.5% Illinois Personal Property Tax Replacement Income Tax (replacement tax) which is less than the 5% disclosure threshold of Rule 210.4-08(h) of Regulation S-X.  This is a replacement tax and is typically included within general and administrative expenses paid to non-affiliates.  Although immaterial, the replacement tax is listed separately under general and administrative expenses when fluctuations between reporting periods in general and administrative expenses are due largely to fluctuations in the replacement tax.  To eliminate any confusion between replacement tax and Federal income taxes, we will change the wording on the income statement in future filings to read “State replacement tax expense”.  Attached to this letter as Attachment 1 is our proposed income statement with the above changes reflected in the new presentation.

2.

We note your response to our prior comment four.  It appears that the intended use of the land is to resell it.  Please tell us how you concluded that the rental income received from farming activities is a recurring activity designed to generate a return from the use of the property.

Company Response:

With respect to rental income being considered incremental revenue from incidental operations as defined in paragraph 10 of SFAS 67, it has been our position that farm rental income is a recurring activity designed to generate a return from the use of the property and does not effectively reduce the cost of developing the property for its intended use, and therefore, farm rental income is not incremental revenue from incidental operations and should not reduce capitalized project costs and is properly included in operating revenues.  The business plan has always been to rent the land to farmers.  On the cover of the Company’s Prospectus dated December 13, 1991 (Attachment 2) in paragraph one, we have stated that at least 75% of the Company’s land will be leased as farmland or for other revenue-producing activity prior to resale. Currently there are no farm leases in place for the Company.  The remaining approximately 19 acres as of December 31, 2006 are not tillable acres. In addition, rental income is immaterial to the December 31, 2006 financial statements.

We believe that the responses above fully and adequately address the comments contained in your letter dated October 1, 2007.  If you have any questions regarding the above responses, please call me at (630) 218-8000.

Very truly yours,

/s/ Donna Urbain

Principal Financial Officer

cc:

Jennifer Monick, SEC, Division of Corporation Finance

David Kaufman, Duane Morris LLP

Catherine Lynch, Inland Real Estate Investment Corp.

F. Mikael Mleko, Grant Thornton LLP

Anthony Bonaguro, Grant Thornton LLP

ATTACHMENT 1

INLAND CAPITAL FUND, L.P.

(a limited partnership)

Statements of Operations

For the three and nine months ended September 30, 2007 and 2006

(unaudited)

		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
		September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Revenues:
Sale of investment property (Notes 1 and 3)	$

Total revenues

Expenses:
Cost of investment property sold
Professional services to affiliates
Professional services to non-affiliates
General and administrative expenses to affiliates
General and administrative expenses to non-affiliates
State replacement tax expense
Marketing expenses to affiliates
Marketing expenses to non-affiliates
Land operating expenses to non-affiliates

Total expense

Operating income	$

Other expenses
Interest income
Other income

Net income (loss)	$

Net income (loss) allocated to:
General Partner	$
Limited Partners

Net income (loss)	$

Net income (loss) allocated to the one General Partner Unit	$

Net income (loss) per Unit allocated to Limited Partners per weighted average Limited Partnership Units of 32,337 for the three and nine months ended September 30, 2007 and 2006	$

See accompanying notes to financial statements.

ATTACHMENT 2

[Inland Logo included here in original]

InLand Capital Fund, L.P.

A Minimum of 2,500 Units of Limited Partnership Interest

$1,000 Per Unit

Minimum Purchase-3 Units 0

(1 Unit for Tax-Exempt Investors)

InLand Capital Fund, L.P., a recently organized Delaware limited partnership, was formed to invest in multiple parcels of land on an all cash basis. It is anticipated that most, if not all, of the Partnership's land will be located in the Chicago metropolitan area, and that at least 75% of the Partnership's land will be leased as farmland or for other revenue-producing activity, prior to resale. The Partnership also intends to engage in a number of preliminary development activities with the objective of maximizing the resale value of the land parcels.

Approximately 80% of the Partnership's capital will be used for the acquisition of land parcels and the balance will be used to establish working capital reserves and pay fees and expenses related to the selection and acquisition of parcels and the Partnership's organization and offering costs.

The Partnership's investment objective is long-term capital growth, consistent with preservation of capital. It is not anticipated that there will be cash distributions from Partnership operations (as opposed to land disposition) over the life of the Partnership. Prospective investors should also consider risk factors inherent in the organization of the Partnership.

AN INVESTMENT IN THE PARTNERSHIP INVOLVES CERTAIN RISKS. See "Risk Factors." Such risks include:

• Uncertainty that the investor will receive his original investment back or receive any earnings on the investment. See "Risk Factors - Risks of Real Estate Investment."

• Inability to resell or liquidate an investment in limited partnership interests. See "Risk Factors - Partnership-Related Risks - No Market for Units," "Description of the Units - Transferability" and "Unit Repurchase Program. "

• Total reliance upon the General Partner for the management of the Partnership including the selection of parcels. See "Risk Factors - Partnership-Related Risks - Reliance on Management."

• Limited voting rights for the Limited Partners. See "Summary of the Partnership Agreement - Amendment."

• Lack of asset diversification if only the minimum capital is raised. See "Risk Factors - Partnership-Related Risks - Risk if Less than the Maximum Offering is Raised."

• Investing in one geographical area, the Chicago metropolitan area. See "Risk Factors - Pre-Development Stage Land - Lack of Geographic Diversification."

• An investor's tax liability may exceed the cash distributed to him by the Partnership in a particular year. See "Risk Factors - Federal Income Tax Aspects - Taxation of Nondistributed Income."

Commencing on the date of this Prospectus, the "Offering" will be sold by securities dealers who are members of the National Association of Securities Dealers, Inc. (the "Soliciting Dealers"). Inland Securities Corporation, an Affiliate of the General Partner, will serve as dealer-manager of the offering of the limited partnership interests of the Partnership (the "Units") at $1,000 per Unit. The Offering will terminate two years from the date of this Prospectus (subject to requalification at the end of one year in certain states) and may be terminated at an earlier date (the "Termination Date").

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Price to

Selling

Proceeds to

Public

Commissions(A)

Partnership(B)(C)

Per Unit .................................................

$

1,000

$         100

$            900

Total Minimum if 2,500 Units Sold ..........................

$  2,501,000

$   250,000

$  2,251,000

Total Maximum if 60,000 Units Sold ........................

$60,001,000

$6,000,000

$54,001,000

InLand Capital Fund, L.P. is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940 and is not subject to regulation thereunder.

The date of this Prospectus is December 13, 1991